FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month ended February 29, 2004

Vannessa Ventures Ltd.

Suite 1710, 1040 West Georgia Street

Vancouver, British Columbia, Canada V6E 4H1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

FORM 6-K EXHIBIT INDEX
EXHIBIT
1.	Press Release - English
2.	Press Release - English
3.	Third Quarter Report, 2004

VANNESSA VENTURES LTD.
1710-1040 West Georgia Street
Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA SEEKS EXTENSION OF WARRANT EXPIRY DATE

February 2, 2004, Vancouver, BC, January 30, 2004 - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Berlin: VVT, WKN 914781) will seek approval from the TSX Venture Exchange to extend the expiry date of the 780,000 share purchase warrants issued pursuant to a private placement of 780,000 units at a price of $1.00 per unit on February 18, 2002. Each warrant currently entitles the holder to acquire one additional common share of the company at a price of $1.15 per share for 12 months up until February 18, 2004. If accepted by the exchange, the company will extend the expiry date of the outstanding warrants to February 18, 2005. No other terms of the warrants will be amended.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

VANNESSA VENTURES LTD.

1710-1040 West Georgia Street

Vancouver, BC, Canada V6E 4H1

Tel: 604-689-8927; Fax: 604-689-8907

Toll Free: 1-888-339-6339

E-mail: vvvinfo@vannessa.com

Website: www.vannessa.com

TSX-VEN: VVV

OTC-BB: VNVNF

SEC File: 12G3-2(b) #82-4473; 20-F 000-30462

Berlin: VVT - WKN 914781

VANNESSA CLOSES PRIVATE PLACEMENT OF 1.5 MILLION

Vancouver, B.C., February 17, 2004 - Vannessa Ventures Ltd. (TSX-VEN: VVV, OTC-BB: VNVNF, Each warrant entitles the holder to purchase one additional share of the Company at a price of $0.66 per share until February 16, 2006. The shares and warrants comprising the Units and any shares issued on exercise of the warrants are subject to a hold period expiring on June 16, 2004.Berlin: VVT, WKN 914781) announces that the Company has closed its private placement announced December 19, 2003. The Company sold 2,500,000 Units of the Company at a price of $0.60 per Unit for proceeds of $1,500,000. The Units issued consisted of one share and one warrant.

“MANFRED PESCHKE”
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Vannessa Ventures Ltd.
1710 – 1040 West Georgia Street
Vancouver, B.C.
V6E 4H1

Telephone:  (604) 689-8927
Fax:  (604) 689-8907

February 27, 2004

VIA SEDAR

B.C. Securities Commission
Executive Director
2nd Floor – 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Dear Sirs:

Re:Vannessa Ventures Ltd. (the “Company”) – Mailing on February 27, 2004:

Third Quarter report for the three months ended December 31, 2003

We confirm that on the above date, the above noted financial statements of the Company were forwarded by prepaid first class mail to the supplemental mailing list of the Company.

The filing fee(s) for the financial statements has been remitted via SEDAR.

VANNESSA VENTURES LTD.

“MARK PESCHKE”
_______________________
Mark Peschke

Office Manager

Vannessa Ventures Ltd.

cc:TSX Venture Exchange
cc:Computershare
cc:Ernst & Young
cc:Alberta Securities Commission

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
VANNESSA VENTURES LTD.			03	12	31	04	02	27
ISSUER ADDRESS
#1710 – 1040 WEST GEORGIA STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6E 4H1	604-689-8907			604-689-8927
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
MANFRED PESCHKE		PRESIDENT				604-689-8927
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS
reception@vannessa.com		www.vannessaventures.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MANFRED PESCHKE”		MANFRED PESCHKE				04	02	27
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“GEORGE D. CHAPEL”		GEORGE D. CHAPEL				04	02	27

VANNESSA VENTURES LTD.

Consolidated Interim Financial Statements

December 31, 2003 and March 31, 2003

Unaudited – Prepared by Management

(In Canadian Dollars)

VANNESSA VENTURES LTD.

Consolidated Interim Balance Sheets

December 31, 2003 and March 31, 2003

Unaudited – Prepared by Management

(In Canadian Dollars)

	December 31, 2003	March 31, 2003
Assets

Current
Cash	$ 4,119,193	$ 571,637
Accounts receivable	63,314	47,309
Prepaid expenses	20,595	58,126
	4,203,102	677,072
Capital Assets (note 3)	537,838	607,013
Mineral Property Interests (note 4)	7,065,009	6,693,211
	$ 11,805,949	$ 7,977,296
Liabilities
5
Current
Accounts payable (note 6)	$ 822,082	$ 1,127,181

Shareholders' Equity
Share Capital (note 5)	38,636,745	32,294,745
Share Purchase Warrants (note 5 (a))	1,010,500	455,000
Stock based compensation (note 7)	1,344,792	866,192
Deficit	(30,008,170)	(26,765,822)
	10,983,867	6,850,115
	$ 11,805,949	$ 7,977,296

Commitments (note 10)

Contingencies (note 13)

Subsequent Events (note 8)

Approved by the Directors:

“Manfred Peschke”

.................................................................  Director

“George Chapel”

.................................................................  Director

See notes to consolidated financial statements.

VANNESSA VENTURES LTD.

Consolidated Interim Statement of Operations

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2003	2002	2003	2002
Expenses
Amortization	$ 13,759	$ 56,754	$ 4,586	$ 45,585
Automotive	7,833	6,032	2,179	1,986
Bank charges and interest	7,531	10,390	2,797	2,953
Consulting	170,001	194,061	44,136	38,876
Directors’ stock based compensation	337,836	579,140	-	25,180
Employee stock based compensation	67,567	65,468	-	-
Insurance	23,318	24,000	6,318	6,500
Investor relations	41,766	584,878	20,276	36,666
Management fees	84,780	84,960	28,260	28,260
Office and miscellaneous	42,686	47,579	9,766	14,790
Office wages and services	83,559	92,283	26,502	25,649
Professional fees	119,724	74,353	66,448	46,863
Rent	72,570	56,975	33,893	18,501
Telephone	27,381	36,964	11,470	20,001
Transfer agent and listing fees	20,201	37,761	6,681	7,089
Travel and accommodation	77,859	116,955	50,716	45,621
	(1,198,371)	(2,068,553)	(314,028)	(364,520)
Other Items
Impairment charges of mineral interests	(2,364,861)	(1,525,714)	(666,025)	(617,545)
Disposal of capital assets	315,851	-	315,851	-
Interest income	5,038	83,864	1,624	4,418
	(2,043,973)	(1,441,850)	(348,550)	(613,127)
Loss from Operations	(3,242,344)	(3,510,403)	(662,578)	(977,647)
Deficit, Beginning of Period	(26,765,826)	(17,430,516)	(29,345,592)	(19,963,272)

Deficit, End of Period	$(30,008,170)	$(20,940,919)	$ (30,008,170)	$ (20,940,919)

Net Loss Per Share	$ (0.05)	$ (0.07)	$ (0.01)	$ (0.02)

Weighted Average Number of Common Shares Outstanding	61,650,651	50,226,258	61,650,651	50,226,258

See notes to consolidated financial statements.

VANNESSA VENTURES LTD.

Consolidated Interim Statement of Cash Flows

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2003	2002	2003	2002
Cash flow Provided by (Used for) Operating Activities
Loss from operations	$ (3,242,344)	$ (3,510,403)	$ (662,578)	$ (977,647)
Items not involving cash:
Amortization	13,759	56,754	4,586	45,585
Stock based compensation	405,403	644,608	-	25,180
Impairment of mineral interests	2,364,861	346,289	666,025	163,649

Operating Cash Flow	(458,321)	(2,462,752)	8,033	(743,233)

Changes in Non-Cash Working Capital Balances
Accounts receivable	(16,005)	55,032)	(14,754)	56,843
Prepaid expenses	37,529	159,649	5,657	39,070
Accounts payable	(307,350)	(214,980)	(262,835)	(173,161)

Cash Provided by Operating Activities	(744,147)	(2,463,051)	(263,899)	(820,481)

Investing Activities
Purchase of capital assets	(7,433)	62,377	(336)	63,895
Mineral interests	(2,463,884)	(2,421,221)	(884,263)	(1,018,259)

Cash Used in Investing Activities	(2,471,317)	(2,358,844)	(884,599)	(954,364)

Financing Activities
Shares issued for cash	6,322,000	4,967,500	4,865,000	1,000,000
Share purchase warrants (Note 5(a)(b))	555,500	-	405,000	-
Loan	-	-	(250,000)	-
Contributed by joint venturer	(114,480)	-	-	-
Bank loan	-	(326,667)	-	-
Cash Provided by Financing Activities	6,763,020	4,640,833	5,020,000	1,000,000

Increase (Decrease) in Cash	3,547,556	(181,062)	3,871,502	(774,845)
Cash, Beginning of Period	571,637	1,422,545	247,691	2,016,328

Cash, End of Period	$ 4,119,193	$ 1,241,483	$ 4,119,193	$ 1,241,483

See notes to consolidated financial statements.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

1.

OPERATIONS

The Company is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation

(b)

Amortization

Capital assets are recorded at cost.  Amortization of assets in use is provided at the following annual rates:

Computer equipment

  30%

Declining balance

Computer software

100%

Straight line

Exploration and processing equipment

  20%

Declining balance

Office furniture and equipment

  20%

Declining balance

Vehicles

  30%

Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above.

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 3).

The carrying value of all categories of capital assets are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)

Amortization (Continued)

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)

Foreign Exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method.  Under this method, monetary assets and liabilities are translated at the year-end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)

Mineral Interests

The Company is in the process of exploring mineral interests in several countries through controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Title to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 4.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 4), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

In prior years, the Company recorded costs incurred to maintain the Las Cristinas interests (Note 4(d)(ii) as period expenses.  Consistent with the above policy, the Company has retroactively applied the impairment policy to Las Cristinas maintenance costs and restated prior year classifications as impairment charges.

The retroactive application of the change to classification did not impact loss from operations, loss per share or shareholders’ equity for the prior year.

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether costs are capitalized, expensed as period costs or charged as impairment charges.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral Interests (Continued)

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined an impairment in value.

Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint venture participation and accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been offset.

Bulk sampling recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

(d)

Mineral Interests (Continued)

Carrying values as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)

Administrative Costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.

(f)

Loss per share

The Company has adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants relating to the computation and disclosure of earnings (loss) per share.  Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are anti-dilutive.

(g)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value, as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)

Risk Management

Currency Risk

The Company's largest non-monetary assets are its mineral interests in Brazil, Costa Rica, Guyana and Venezuela (Note 4). Changes in applicable currency exchange rates may result in a decrease or increase in foreign exchange gains or losses. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company does not maintain significant cash or other monetary assets or liabilities in these countries.

Liquidity

The majority of the Company’s assets are related to mineral interests and dedicated capital assets held in developing countries (Note 9).  The Company is accordingly at liquidity risk for developing legal and political regimes in these countries.  Liquidity of these assets may be further impacted by world commodity prices, capital markets, and availability of skilled labour.

Environmental risk

The Company operates in the mineral interest field which is subject to environmental laws and regulations specific to countries in which exploration, development or mining is conducted.  It is management’s policy to review environmental compliance and exposure on an ongoing basis.  The Company follows industry standard and specific project environmental requirements.

Interest rate risk

The Company has historically invested surplus cash resources in interest bearing short-term money market investments and is subject to interest rate risk on renewal of such investments.

Other risks

Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)

Future Income Taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

The criteria for recording future income tax benefits resulting from available unutilized tax losses carried forward and expenditure pools have not been met.  No future income tax asset has been recorded in these financial statements.

(j)

Stock based compensation and other stock based transactions

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This pronouncement establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  The standard requires stock-based awards made to non-employees and employees be measured using a fair value based method.  Recognition and disclosure of these awards applies only to awards granted or altered in fiscal years commencing on or after January 1, 2002.  Under the pronouncement all awards to non-employees are expensed or allocated to specific assets accounts as applicable in the period of grant, vesting or pricing revision.  For awards to employees, the Company can choose to report the fair value of awards on a pro-forma basis in the notes to the financial statements.

The Company has chosen to allocate the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to exploration costs for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option-pricing model.

(k)

Allowance for doubtful accounts

In the prior year, the Company established an allowance for doubtful accounts of $83,888 (2002 – Nil) related to receivables of a Venezuelan subsidiary (Minca, see Note 4). The allowance was established on a specific account basis and is still in place.

(l)

Financial instruments

Financial instruments include cash and term deposits, accounts receivable, and accounts payable.  Carrying value of all instruments approximates fair value due to their short-term nature.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

3.

CAPITAL ASSETS

	December 31, 2003			March 31, 2003
	Cost	Accumulated Amortization	Net	Net
Assets in Use:
Computer equipment	$ 50,428	$ 33,914	$ 16,514	$ 19,263
Computer software	32,141	32,141	-	-
Office furniture and equipment	198,656	129,420	69,236	75,308
Exploration and processing equipment	877,062	668,502	208,560	235,312
Automotive equipment	296,956	235,770	61,186	94,788
	1,455,243	1,099,747	355,496	424,671

Assets Note in Use:
Exploration and processing equipment	182,342	-	182,342	182,342
	$ 1,637,585	$ 1,099,747	$ 537,838	$ 607,013

Amortization of exploration and processing equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, that the net recoverable value of capital assets not in use exceeds their carrying value.

4.

MINERAL INTERESTS

A summary of the Company’s mineral interests by areas of interest is as follows

	December 31, 2003	Current expenditures	March 31, 2003
Brazil
Parima
Acquisition costs	$ 40,657	$ -	$ 40,657
Exploration costs	56,044	9,561	46,483
Impairment charges	(96,700)	(9,561)	(87,139)
	1	-	1
Costa Rica
Crucitas Gold Project
Acquisition costs	2,399,572	299,700	2,099,872
Exploration costs	3,225,306	466,483	2,758,823
Impairment charges	(1,393,503)	(466,483)	(927,020)
	4,231,375	299,700	3,931,675

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

	December 31, 2003	Current expenditures	March 31, 2003
Guyana
Maple Creek Concessions
Exploration costs	3,061,026	804,725	2,256,301
Impairment charges	(2,015,578)	(804,725)	(1,210,853)
Dedicated to capital assets (Note 4 (c) (i))	2,473,715	(309,529)	2,783,244
Diamond inventory from bulk sampling	9,120	-	9,120
	3,528,283	(309,529)	3,837,812
Less: contributed by joint venturer	(2,999,304)	-	(2,999,304)
	528,979	(309,529)	838,508
Potaro Concessions
Acquisition costs	54,378	-	54,378
Exploration costs	3,261,061	270,900	2,990,161
Recoveries from bulk sampling	(117,596)	-	(117,596)
Diamond inventories from bulk sampling	41,170	-	41,170
Impairment charge	(2,302,072)	(270,900)	(2,031,172)
	936,941	-	936,941
Marudi Mountain Gold Project
Acquisition costs	144,000	20,000	124,000
Exploration costs	872,797	247,147	625,650
Less: contributed by joint venturer	-	114,480	(114,480)
	1,016,797	381,627	635,170
South Guyana – Paint Mountain
Acquisition costs	218,557	-	218,557
Exploration costs	445,282	13,000	445,282
Impairment charges	(573,078)	(13,000)	(573,078)
	90,761	-	90,761
	2,573,478	72,098	2,501,380
Venezuela
La Fe / Yuruan / Kilometre 88
Acquisition costs	902,251	-	902,251
Exploration costs	2,143,908	238,181	1,905,727
Impairment charges	(2,796,159)	(238,181)	(2,557,978)
	250,000	-	250,000

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	3,883,260	562,011	3,321,249
Impairment charges	(3,995,740)	(562,011)	(3,433,729)
	10,155	-	10,155
	260,155	-	260,155
Total – mineral interests	$ 7,065,009	$ 371,798	$ 6,693,211

(a)

Brazil

In prior years, after a review of exploration activities and based on current conditions and company plans, management decided to abandon all its interests in Brazil except for its interest in the Sierra Parima region.

Parima

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

By making a cash payment of $40,657 ($30,000 U.S.), the Company acquired the right to enter into a formal option agreement.  Should the Company exercise this option, it will be entitled to earn an 85% interest in all the concessions by spending exploration funds totaling $170,000 U.S. per concession over three years and making a series of payments to the vendor totaling $60,000 U.S. per concession over thirty months.  The 15 concessions are situated in a region currently closed to mining.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavour to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

In the prior year, due to uncertainties over the process of changing laws to accommodate future mining in the region, management decided to record an impairment charge reducing the carrying value of its interest to $1.

As at the period end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica

(i)

Crucitas Gold Project

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Consideration for the acquisition was as follows:

A cash payment of $25,000 (paid)	$ 25,000
Issuance of 250,000 common shares of the Company at a price of $1.15 per share (issued)	287,500
Payment of certain trade payables of the vendor not exceeding $500,000 U.S. These trade payables have now been paid in full.	619,976
Assumption of the vendor’s requirement to pay staged acquisition payments totaling $1,000,000 U.S. payable in five annual installments of $200,000 U.S. with interest on the outstanding amount calculated at 6% semi-annually. Paid to date $800,000 U.S.	1,218,000
Interest paid to date.	133,470
Payment of a finder's fee of 80,000 common shares of the Company at a price of $1.15 per share (issued)	92,000
Legal and other fees relating to the acquisition	23,626
Payment of a net smelter royalty of 1% on all production from start-up to a maximum of $20-million U.S. and $3-million U.S. to the vendors	-
$ 2,399,572

The Company has explored the property to a stage where full production is intended.  The Company is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(b)

Costa Rica (Continued)

(i)

Crucitas Gold Project (Continued)

As at the period end, the Technical Review Committee had not approved the Environmental Assessment Study for the project.  The Ministry of Environment which is ultimately responsible for approval of the license, had not made a decision, and has the Company’s application under consideration.  Subsequent to the period end, the Ministry of Environment overruled and reinstated the application process. The Company has notified the Canadian Government and Costa Rican Government it will maintain the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries.

After reviewing the Company’s interest in the project, management recorded an impairment charge relating to current expenditures equal to costs incurred during the period

(c)

Guyana

(i)

Potaro District

Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following amounts:

	December 31, 2003			March 31, 2003
	Cost	Amortization	Net	Net

Exploration, machinery and equipment	$ 1,794,192	$ 344,860	$ 1,449,332	$ 1,650,533
Processing plant	1,061,194	106,119	955,075	1,061,194
Vehicles	121,546	52,238	69,308	71,517
	$ 2,976,932	$ 503,217	$ 2,473,715	$ 2,783,244

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000), as follows:

To develop and mine two of the Company’s properties located in the Potaro Mining District #2 through a newly formed operating company, Vanarde Mining Inc. (“Vanarde”);

The Company agreed to assign 100% of its mining rights of the two properties to the joint venture in return for 60% of the outstanding shares of Vanarde;

The joint venture participant (“JVP”) agreed to contribute a total of $2.2 million U.S. to the Company to provide funds for the acquisition of capital assets and operating infrastructure.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(i)

Potaro District (Continued)

JVP has the right to acquire 100% of all diamonds recovered at values appraised independently;

The Company and JVP agree to the initial distribution of net profits as to 60% to JVP to a maximum of $2.2-million U.S., 20% to the Company, and 20% to be re-invested;

After the threshold of $2.2 million U.S. has been paid to JVP, the net profits of Vanarde will be distributed according to respective shareholdings;

The Company’s joint venture participant has the first right of refusal to participate in the development of an adjacent mining property in the same district as the property in a) above.

Pursuant to this agreement, advances totaling $2,999,304 (Cdn) have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In the prior year, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Based on results from this program, management determined the areas tested were not economic.  Accordingly, the Company recorded an impairment charge relating to current expenditures equal to costs incurred during the period.  The program identified additional areas within the concession which are currently under evaluation.  In the ensuing fiscal year, management intends to fully evaluate the current program to determine the feasibility of the overall concessions.  As at the period end, management has concluded the remaining carrying value of the concessions had not been impaired.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

40 permits and concessions for $29,000 U.S. (paid)	$ 42,828
Finder’s fee of 15,000 common shares at a price of $0.77 per share (issued)	11,550
$ 54,378

In the current period, after a review of plans and operations in this area, management recorded an impairment charge for current expenditures to reduce the carrying value to estimated recoverable value.

(ii)

Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

350,000 common shares issued at a price of $0.40 per share (issued)	$ 140,000
A finder’s fee of 10,000 shares at a price of $0.40 per share (issued)	4,000
$ 144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production.

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled by mutual consent and the initial payment was refunded.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(c)

Guyana (Continued)

(iii)

South Guyana – Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.

Non-refundable fees paid for the granting of the initial reconnaissance rights totaled $218,557 ($150,000 U.S.).  These fees have been capitalized as acquisition costs for prospecting licenses.

In the current period, after a review of plans, operations, and selection of interests in this area, management recorded an impairment charge for current expenditures to reduce the carrying value to estimated recoverable value for the prospecting license.

(d)

Venezuela

(i)

La Fe / Yuruan / Kilometre 88

The Company has grouped these three concessions into a single economic interest.

Consideration for the acquisition of these concessions was as follows:

Total

Shares issued	$ 247,500
Cash paid and other costs	654,751
$ 902,251

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within these three regions.  The properties are currently under care and maintenance pending the outcome of the Las Cristinas legal issues (Note 4(d)(ii)).

After review of Company plans and its Venezuelan operations, management recorded impairment charges sufficient to reduce the carrying value of the concessions to an estimated recoverable value of $250,000.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (Barbados), all of the issued and outstanding shares of Vannessa Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with the following rights:

a)

The right of first refusal in respect of any proposed sale of the mining rights to the Las Cristinas property

b)

A share purchase option allowing Placer Dome to repurchase the shares of VV subject to the following:

i.

Meeting certain minimum production requirements for the property

ii.

Paying Vannessa the fair market value of post-acquisition, tangible capital property subject to independent determination

iii.

Paying Vannessa the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%

iv.

A 2% royalty on all future revenues derived from production of gold and copper from the Las Cristinas property.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas (Continued)

Placer Dome Inc., through its subsidiaries had, since 1999 funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions.

Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas which are detailed in Note 4(d) (iii).

Title dispute and legal proceedings

Since August 2001, CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government cancelled the mining rights held by Minca and took possession of the properties.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

Minca is claiming:

-

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

-

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

-

It has, or should have continuing rights to all concessions.

Vannessa has retained legal counsel locally and internationally to initiate proceedings and appeals in respect of its claims for rights to the concessions.  As at the period end, legal proceedings and applications in process in relating to Minca’s rights to the concessions include:

1)

On January 18, 2002 Minca commenced a constitutional protection action to appeal the decision issued by CVG to cancel Minca’s rights to the concessions. On March 20, 2002 the First Court of Administrative Appeals declared the appeal to be inadmissible.  Minca appealed this decision to the Supreme Court of Justice, which agreed with the First Court that constitutional protection was not required, since the existing contract regulates the process of dealing with disputes, consultation or arbitration.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas – Title dispute and legal proceedings (Continued)

On May 2, 2002 Minca notified CVG and MEM of its intention to invoke the arbitration proceedings specified in the agreement.  The request for formal arbitration was filed with the Supreme Court of Justice on May 30, 2002.  As at the period end, arbitration has not commenced.

2)

On March 2, 2002 MEM issued resolution #036 to extinguish Minca’s concessions for alluvial and vein copper.

On April 18, 2002 Minca filed an appeal with MEM seeking to void resolution #036.  As at the period end, MEM has not decided on the appeal.

3)

On March 6, 2002 the Venezuelan Ministry of Energy and Mines issued resolution #035 to reassume full rights over ownership of the extinguished Las Cristinas gold concessions.

On May 3, 2002 Minca filed an appeal to the Supreme Court to judicially nullify resolution #035 in respect of Minca’s rights to gold from the concessions.  As at the period end, the Supreme Court of Justice had not issued a ruling on the appeal.

4)

On May 7, 2002 a Presidential decree was published in the Official Gazette of the Bolivarian Republic.  The decree reserved to the State through MEM the rights to gold from the Las Cristinas region.

On May 15, 2002 (amended June 27, 2002) Minca filed an appeal to the Supreme Court of Justice to nullify the Presidential decree.

On July 15, 2002 the appeal was admitted for hearing at a future date.  As at the period end, the appeal had not been heard.

5)

Vannessa de Venezuela filed a legal action against CVG claiming the corporation did not comply with its obligation as a shareholder and used its privileged position as a shareholder to act against the interests of the company.

In a decision on January 23, 2003 the Court ruled that Vannessa de Venezuela had a legitimate interest and legal standing and that its petition was legally sustained.  As at the period end, no ruling had been made by the Court.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas – Title dispute and legal proceedings (Continued)

6)

On March 12, 2002 a Presidential Decree #1962 claims the Las Cristinas copper concession to be a national reserve.  This decree is based on the same foundation as decree #1757 which reserves the gold rights to the Nation.  Minca has filed a nullity action against this decree on both constitutional and legal grounds and the court has admitted this action.  As at the period end, no ruling had been made by the court.

7)

On March 27, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court admitted a lawsuit filed by Minca of a nullity action in respect to the contract between CVG and Crystallex, asking the Court to cancel the contract between CVG and Crystallex involving rights to the Las Cristinas project.  The Supreme Court decided Minca has legal standing to request the nullity action to be heard and admitted the legal actions.

8)

On June 17, 2003 the Political Administrative Chamber of the Venezuelan Supreme Court ordered a judicial inspection of Las Cristinas to determine the physical condition of the assets and the Court declared a writ filed by CVG objecting to the inspection as untimely.  The court order is no longer subject to appeal.  As of the period end, the inspection was pending.  Subsequent to the end of the period, the inspection was completed and observations of physical damage and invasion by small-scale miners was entered as evidence into the Court’s case files.

International Arbitration

Vannessa has formally notified the Venezuelan Government it would seek compensation by international arbitration under the Foreign Investment Protection Agreement (FIPA).  This process calls for a preliminary six-month period of dialogue between the parties.  The six-month period has expired and Vannessa is now in a position to enact international arbitration.  Vannessa has the option at any time for up to three years after first becoming aware of the infractions under FIPA to go to arbitration claiming compensation.  A process to extend the three-year period is available and will be considered at the time the initial three-year period comes to an end.

Substantial uncertainty exists as to the ultimate resolution of Minca’s rights and title issues.  There is also uncertainty as to the scope of future legal and administrative costs required to continue legal proceedings.

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

4.

MINERAL INTERESTS (Continued)

(d)

Venezuela (Continued)

(ii)

Las Cristinas – International Arbitration (Continued)

Management is of the opinion actions taken to extinguish Minca’s rights and status in respect of the concessions were taken inappropriately and Minca should regain its rights and title to the concessions.  However, there is no certainty Minca or Vannessa will be successful in their attempts to establish title rights or Vannessa’s actions will result in any economic benefit or recovery of costs incurred to date and future costs.  The dispute is likely to be protracted and may take several years to resolve.

The current political and economic climate in Venezuela may further impact resolution of these issues.

(iii)

Impairment Charges

During the period, expenditures relating to Minca’s mineral interests comprised the following:

	December 31, 2003	December 31, 2002

Community relations	$ 66,968	$ 105,559
General administration	201,015	592,307
Legal costs	221,374	310,348
Rent, utilities and taxes	32,411	99,248
Travel	40,243	71,963
	$ 562,011	$1,179,425

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

SHARE CAPITAL

	December 31, 2003		March 31, 2003
	Number		Number
	of Shares	$	of Shares	$

Authorized
100,000,000 common shares without par value

Issued
Balance, beginning of year	54,501,353	32,294,745	47,643,853	27,504,745
Private placement (a)	4,300,000	1,354,500	6,000,000	4,095,000
Options exercised	-	-	757,500	726,000
Private placement (b)	13,500,000	4,995,000	-	-
Mineral properties (c)	50,000	20,000	100,000	40,000
Finder’s fee for private	-	(27,500)	-	(71,000)
placements

Balance, end of period	72,351,353	38,636,745	54,501,353	32,294,745

During the period, the Company issued the following shares:

(a)

Pursuant to a non-brokered private placement, 4,300,000 units were issued at a price of $0.35 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 per share.  Management has determined the fair value of the warrant component of the private placement units approximates 10% of the proceeds received.  Accordingly, $150,500 of this offering has been attributed to the warrants and recorded as a separate component of shareholders’ equity.

(b)

Pursuant to a non-brokered private placement, 13,500,000 units were issued at a price of $0.40 per unit.  Each unit consists of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 16, 2005.  Management has determined the fair value of the warrant component of the private placement units approximates 7.5% of the proceeds received.  Accordingly, $405,000 of this offering has been attributed to the warrants and recorded as a separate component of shareholders’ equity.

(c)

Pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 4(c)(ii).

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

During the period, the Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2002	2,117,500	$0.96	3.82
Granted	1,720,000	$0.94
Exercised	(757,5000	$(0.96)
Expired	(1,055,000)	$(0.95)
Balance – March 31, 2003	2,025,000	$0.94	4.07
Granted	1,700,000	$0.28
Exercised	Nil	-
Expired	Nil	-
Balance – December 31, 2003	3,725,000	$0.64	4.18

As at December 31, 2003, the Company had share purchase options outstanding to directors and employees as follows:

Outstanding	Exercise price	Expiry date
110,000	$0.96 per share	May 17, 2005
195,000	$0.95 per share	July 24, 2006
1,670,000	$0.95 per share	July 4, 2007
50,000	$0.50 per share	December 13, 2007
1,700,000	$0.28 per share	August 25, 2008
3,725,000

During the period, the Company entered into transactions relating to share purchase warrants as follows:

	Warrants Outstanding	Exercise Price	Expiry Date	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance – March 31, 2002	780,000	$1.15	Feb. 14/04	$1.150	0.004
	2,000,000	0.55	Dec. 17/04	0.045	0.078
	2,000,000	0.89	Aug. 28/04	0.072	0.054
	300,000	2.00	May 22/04	0.024	0.005
	1,700,000	1.06	Aug. 26/04	0.073	0.045
Balance – March 31, 2003	6,780,000
	4,300,000	0.40	May 9/05	0.070	0.237
	13,500,000	0.45	Oct. 15/05	0.247	0.983
Balance – December 31, 2003	24,580,000			$0.569	1.410

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

5.

SHARE CAPITAL (Continued)

Escrow and pooled shares

As at December 31, 2003, there were no escrow shares outstanding.

As at December 31, 2003, there were no voluntary pooling arrangements.

6.

RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $1,252 (March 31, 2003 - $99,772) to a company controlled by a Director.

During the period, the Company incurred expenditures for management fees, consulting, administrative services and certain fixed expenses from companies controlled by two Directors.  The expenditures were allocated as follows:

	December 31, 2003	December 31, 2002
Management fees and other fixed expenses	$ 104,562	$ 103,506
Fees and services allocated to mineral interests	143,775	145,203
	$ 248,337	$ 248,709

The Company entered into management agreements in prior years with two companies controlled by two Directors for the provision of management, administrative services and certain fixed expenses in Canada and Venezuela totaling $17,575 U.S. per month.  These agreements continue from year to year until such time as notice of termination is given by either parties.

Related party transactions have been recorded at their exchange amount.

7.

STOCK BASED COMPENSATION

The Company has adopted the recommendations of the CICA Handbook section 3870 which became effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and service.  The standard requires all stock-based awards made to non-employees and employees be measured and recognized using a fair value based method.  Recognition of these awards applies only to awards granted in fiscal years commencing on or after January 1, 2002.

During the period, the Company granted 1,700,000 stock options to directors and employees.  Using the Black-Scholes fair value based option-pricing method, stock options granted have been valued at $0.28 per option for a total value of $478,600.  Assumptions used in this model were as follows:

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

7.

STOCK BASED COMPENSATION (Continued)

	2003	2002
Risk free interest rate	3.89%	4.21%
Dividend yield	0	0
Volatility factor	91%	45.75%
Expected option life	5 years	5 years

Allocation of stock-based compensation cost was as follows:
	2003	2002
Charged to operations	$ 405,403	$ 700,004
Charged to mineral interests	73,197	166,188
	$ 478,600	$ 866,192

8.

SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company entered into the following transactions:

(a)

A private placement of 2.5 million units at a price of $0.60 per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.66 per share for a period of 24 months.

(b)

Effective March 1, 2004, the Company entered into a lease agreement for new office premises located in Calgary, Alberta.  The lease is for a period of three years at a cost of $40,620 per annum.

(c)

Stock options totaling 200,000 were exercised at a price of $0.28 per option for a total value of $56,000.

(d)

Regulatory approval was obtained for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2004.  The new expiry date of these warrants is February 18, 2005.  The exercise price is $1.15.

(e)

On January 23, 2004, the Company increased its authorized share capital from 100,000,000 common shares without par value to 250,000,000 common shares without par value.

9.

SEGMENTED INFORMATION

	December 31, 2003	March 31, 2003
Identifiable assets by geographical location are as follows
Canada	$ 4,301,056	$ 701,754
Brazil	8,944	8,944
Costa Rica	4,463,628	4,220,620
Guyana	2,648,261	2,690,885
Venezuela	384,060	355,093
	$11,805,949	$ 7,977,296

VANNESSA VENTURES LTD.

Notes to the Consolidated Interim Financial Statements

Nine Months Ended December 31, 2003 and 2002

Unaudited – Prepared by Management

(In Canadian Dollars)

10.

COMMITMENTS

Office premises

The Company entered into a lease agreement for its office premise in Vancouver, Canada requiring total annual minimum lease payments of $74,500.  The lease expires on July 31, 2004 and will not be renewed.  Effective March 1, 2004, the Company will move its head office to Calgary, Alberta and has entered into a lease agreement for office premises in its new location (Note 8(b)).

The Company entered into a lease agreement for its premises in Guyana which is due to expire on March 31, 2004 requiring minimum lease payments of $16,000 U.S. per annum.

Mineral interests – see Note 4.

11.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform with current presentation.

12.

DISCLOSURES

These consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements including the notes thereto for the year ended March 31, 2003.  These consolidated interim financial statements follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended March 31, 2003.

13.

CONTINGENCIES

(i)

Matters detailed in Note 4 relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) create uncertainty as to the ultimate assets and liabilities that may be realized through Minca’s interests in the Las Cristinas concessions.

As a result of ongoing disputes with CVG (Note 4(d)(ii)) and the constituted board of directors of Minca, the financial statements of Minca have been audited but have not been signed off by the CVG directors.  The financial reporting of the Minca acquisition and operations represent complete and appropriate presentation of the acquisition and financial affairs of Minca as they pertain to the holdings and interests of Vannessa.  Management is not able to assess at this time the outcome of the legal proceedings in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

(i)

Minca has recorded and included in accrued liabilities an amount of $110,826 U.S. for wage and benefit claims of certain Minca employees formerly employed by Placer Dome.  These balances are in dispute and currently subject to litigation in Venezuela.  In this regard, Placer Dome has provided certain indemnities to Vannessa for liabilities not reported at the date of acquisition.  The above amount is, in management’s opinion, subject to the indemnification.  However, Vannessa has not recorded the amount as an asset as it has not, to date, made a claim for the indemnity.  Such claim will be made when other matters which may also fall under the indemnity are determined.  Accordingly, the recoverable amount under the indemnity is considered a contingent asset until such time as all matters under the indemnity are determined.

VANNESSA VENTURES LTD.

SIX MONTHS ENDED DECEMBER 31, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

Analysis of expenses and deferred costs: Schedule attached.

2.

Related party transactions:

See Financial Statements (Note 6)

3.

Summary of securities issued and options granted during the year:

a)

Securities issued during the period:  Schedule attached

b)

Options granted during the period were as follows: Schedule attached

4.

Summary of securities as at the date of this report:

a)

See financial statements (Note 5)

b)

See financial statements (Note 5)

c)

See financial statements (Note 5)

d)

See financial statements (Note 5)

5.

Names of the directors and officers as at the date of this report:

d)

List of directors:

List of Officers:

George Chapel

John Morgan, President & CEO

Vern Hall

George Chapel, Secretary

John Morgan

Manfred Peschke

Erich Rauguth

      John Thomas

Vannessa Ventures Ltd
Schedule B - Supplementary Information
Analysis of deferred costs
December 31, 2003
		December 31	Current	March 31
		2003	expenditures	2003
		$	$	$
BRAZIL
a)	Parima
	Acquisition costs:	$ 1	$ -	$ 1
	Deferred exploration expenditures:
	Geophysics and geochem	3,326	-	3,326
	Field office administration	50,857	9,561	41,296
	Reports and technical studies	1,861	-	1,861
		56,044	9,561	46,483
	Less: impairment charge	(56,044)	(9,561)	(46,483)
		-	-	-

Total - Brazil		1	-	1

COSTA RICA
	Industrias Infinito
	Acquisition costs	2,399,572	299,700	2,099,872
	Deferred exploration costs:
	Amortization	212,462	31,638	180,824
	Audit fees	9,360	-	9,360
	Geological consulting	685,743	49,920	635,823
	Contractors	252,793	92,117	160,676
	Environmental mining plan license	280,675	-	280,675
	Equipment rental	84,404	37,139	47,265
	Camp and supplies	376,655	44,205	332,450
	Field office administration	357,874	49,916	307,958
	Equipment and camp maintenance	80,739	25,441	55,298
	Property option payment	13,750	-	13,750
	Stock compensation	29,185	14,077	15,108
	Travel and accommodation	46,335	14,103	32,232
	Taxes	58,861	1,434	57,427
	Telephone	45,176	13,935	31,241
	Transportation and freight	130,580	-	130,580
	Wages	560,714	92,558	468,156
		3,225,306	466,483	2,758,823
	Less: impairment charge	(1,393,503)	(466,483)	(927,020)
		1,831,803	-	1,831,803
		4,231,375	299,700	3,931,675

Total - Costa Rica		4,231,375	299,700	3,931,675

GUYANA
a)	Potaro district
	Maple Creek concessions
	Exploration costs	3,061,026	804,725	2,256,301
	Machinery & equipment	1,449,331	(201,201)	1,650,532
	Mining plant	955,075	(106,119)	1,061,194
	Vehicles	69,309	(2,209)	71,518
		2,473,715	(309,529)	2,783,244
		5,534,741	495,196	5,039,545
	Less: joint venturer contribution	(2,999,304)	-	(2,999,304)
		2,535,437	495,196	2,040,241
	Inventory of bulk samples	9,120	-	9,120
		2,544,557	495,196	2,049,361
	Less: impairment charge	(2,015,578)	(804,725)	(1,210,853)
		528,979	(309,529)	838,508
	Potaro concessions
	Acquisition costs	54,378	-	54,378
	Deferred exploration expenditures:
	Amortization	94,057	24,535	69,522
	Camp and supplies	539,845	-	539,845
	Geological consulting	213,435	16,300	197,135
	Equipment rental	13,587	-	13,587
	Field work	1,195,323	36,181	1,159,142
	Filing fees, permits and licenses	178,913	21,657	157,256
	Exploration management	416,259	17,338	398,921
	Travel and accommodation	64,734	3,500	61,234
	Royalties	6,824	-	6,824
	Stock compensation	41,635	36,599	5,036
	Freight and transportation	109,045	14,000	95,045
	Wages and administration	310,978	100,790	210,188
		3,184,635	270,900	2,913,735
	Less: sale of bulk samples	(117,596)	-	(117,596)
		3,067,039	270,900	2,796,139
	Inventory of bulk samples	41,170	-	41,170
		3,108,209	270,900	2,837,309
		3,162,587	270,900	2,891,687
	Less: impairment charge	(2,225,646)	(270,900)	(1,954,746)
		936,941	-	936,941
b)	Marudi Mountain
	Acquisition costs	144,000	20,000	124,000
	Deferred exploration
	Exploration management	148,258	46,908	101,350
	Camp and supplies	124,018	87,337	36,681
	Field office administration	61,537	29,432	32,105
	Field work	269,063	10,406	258,657
	License fees	205,011	61,803	143,208
	Road clearing	47,602	-	47,602
	Stock compensation	16,297	11,261	5,036
	Vehicle and transportation	1,011	-	1,011
		872,797	247,147	625,650
	Less: joint venturer contribution	-	114,480	(114,480)
		872,797	361,627	511,170
		1,016,797	381,627	635,170
c)	South Guyana Concessions
	Acquisition costs	218,557	-	218,557
	Deferred exploration costs:
	Exploration management	113,590	13,000	100,590
	Permits and filing fees	258,041	-	258,041
	Geochem and physics	86,651	-	86,651
		458,282	13,000	445,282
		676,839	13,000	663,839
	Less: impairment charge	(586,078)	(13,000)	(573,078)
		90,761	-	90,761

Total - Guyana		2,573,478	72,098	2,501,380

VENEZUELA
a)	La Fe / Yuruan / Km 88
	Acquisition costs	902,251	-	902,251
	Deferred exploration expenditures:
	Bonding costs	21,273	3,231	18,042
	Contractors	67,896	-	67,896
	Geological fieldwork	252,989	-	252,989
	Camp and security	432,801	36,792	396,009
	Drilling	337,721	-	337,721
	Field office administration	746,064	167,064	579,000
	Project assembly	14,649	-	14,649
	Rentals	24,316	2,789	21,527
	Stock compensation	41,478	11,262	30,216
	Supplies	59,601	342	59,259
	Transportation	33,561	7,686	25,875
	Travel	59,317	9,035	50,282
	Wages	110,695	-	110,695
		2,202,361	238,201	1,964,160
	Less recoveries from samples	(58,433)	-	(58,433)
		2,143,928	238,201	1,905,727
		3,046,179	238,201	2,807,978
	Less: impairment charge	(2,796,179)	(238,201)	(2,557,978)
		250,000	-	250,000
b)	Las Cristinas
	Acquisition costs	122,635	-	122,635
	Less: impairment charge	(112,480)	-	(112,480)
		10,155	-	10,155
	Deferred exploration expenditures
	Administrative salaries	1,049,415	98,396	951,019
	Camp and supplies	284,722	-	284,722
	Community relations	358,008	66,968	291,040
	General administration	522,237	102,619	419,618
	Legal costs	822,376	221,374	601,002
	Mining wages	503,275	-	503,275
	Rent	160,475	32,411	128,064
	Travel	182,752	40,243	142,509
		3,883,260	562,011	3,321,249
	Less: impairment charge	(3,883,260)	(562,011)	(3,321,249)
		-	-	-
		10,155	-	10,155

Total - Venezuela		260,155	-	260,155
Total mineral interests		$ 7,065,009	$ 371,798	$ 6,693,211

Vannessa Ventures Ltd
Schedule B: Supplementary Information
Summary of Securities Issued
Nine months ended December 31, 2003

	Date of	Shares	Price	Proceeds	Issued for
	issue	#	$	$	Cash	Non-cash

Common Shares
Private placement		4,300,000	0.35	$1,505,000	$ 1,505,000
Finder’s Fee		-		(17,500)	(17,500)

Common shares
Property acquisition	Jul 3/03	50,000	0.40	20,000		20,000

Common shares
Subscription	Sep 19/03	250,000	0.40	100,000	100,000

Common shares
Private placement	Oct 15/03	13,250,000	0.40	5,300,000	5,300,000
Finder’s fee				(10,000)	(10,000)

Total for period		17,850,000		$1,607,500	$1,587,500	20,000

Vannessa Ventures Ltd
Schedule B: Supplementary Information
Summary of Options Granted
Nine months ended December 31, 2003

Stock options granted August 26, 2003 were as follows:
		#
Optionee		Options	Directors	Employees
Alonso Tovar		20,000		20,000
Anis Ardekany		200,000	200,000
Edward Griffith		20,000		20,000
Eric Kinnan		30,000		30,000
Eric Lavarack		20,000		20,000
Erich Rauguth		300,000	300,000
Esther Park		10,000		10,000
George Chapel		100,000	100,000
Greg Duncan		30,000		30,000
Hai Le		20,000		20,000
Ingrid Mutter		20,000		20,000
James Stonehouse		50,000		50,000
Jennifer Falconer		10,000		10,000
Jesus Carvajal		50,000		50,000
John Thomas		100,000	100,000
Lorne Gordon		100,000	100,000
Luis Rojas		30,000		30,000
Manfred Peschke		300,000	300,000
Marco Rubinos		20,000		20,000
Marianna Almeida		40,000		40,000
Mark Peschke		50,000		50,000
Nelson Linderman		10,000		10,000
Nestor Hernandez		20,000		20,000
Patricia Navarro		10,000		10,000
Rene Pola		20,000		20,000
Stephen Lamazon		20,000		20,000
Vern Hall		100,000	100,000
		1,700,000	1,200,000	500,000
Exercise price	$ 0.28

Expiry date August 25, 2008

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

December 31, 2003

Introduction

Vannessa Ventures Ltd. is an exploration company engaged in the search for economic deposits of precious metals and stones in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange, the OTC-BB Market in the US and on the Berlin Stock Exchange.

The Management Discussion and Analysis (“MD&A ”) provides an analysis of the Company’s business and compares its second quarter financial results with those of the previous year’s second quarter. The MD&A should be read in conjunction with the consolidated financial statements and its related notes attached as Schedule A. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses year to date. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US listing under the SARBANES-OXLEY Act 2002.

During the third quarter ended December 31, 2003 the Company continued its advancement of mineral projects in Costa Rica and Guyana and its legal proceedings in Venezuela with respect to the defense of its ownership rights to the Las Cristinas project.

The accounting for all expenses for these activities is detailed in the attached Financial Statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the Consolidated Financial Statements. Management considers the following policies to be the most important in preparing the Company’s Consolidated Financial Statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached Consolidated Financial Statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration bulk sampling. Total exploration expenditures for the 2003 third quarter were $913,171 (2002 - $1,260,790) as follows:

$536,441 spent in Guyana (2002 - $444,501)

$228,656 spent in Venezuela (2002, $570,171)

$144,699 spent in Costa Rica (2002, $198,744)

$3,375 spent in Brazil (2002, $47,374)

For details of these expenses see the following section “4. Mineral Interests” which lists expenses by country and category as well as the analysis on schedule B – Supplementary Information (attached).

2. Expenses

Exploration Expenditures

During the third quarter of 2003, in Costa Rica the Company had expenditures of $144,699. $132,158 was spent on camp maintenance, supplies and on security, $9311 on wages, $3,230 related to field office administration.

In Guyana, total expenditures on the Potaro concessions were $82,792.  $78,557 was spent at Marudi Mountain for camp maintenance, security, transportation and other expense and $375,092 was spent at Potaro/Maple Creek concessions for bulk sampling, wages and camp expenses.

In Venezuela, the Las Cristinas Project incurred $133,642 in expenses. $47,551 were legal expenses, $13,952 was public relations expenses and $20,355 for travel and the balance for general administration, including rent. Care and maintenance as well as fieldwork costs for the Company’s other Venezuelan holdings were $95,014 for La Fe, Yuruan and Kilometre 88.

$3,375 was spent in Brazil in connection with maintaining the Company’s property options.

Investor Relations Expenses

The investor relation work was limited to $20,276 which was for news wire services and in- house expenses. (2002 - $36,666).

Administrative Expenses

Administrative expenses decreased by $50,492 (from $364,520 in the third quarter of 2002 to $314,028 in the third quarter of 2003) mainly due to reduction in investor relations expenses, stock-based compensation and reduction in amortization charges.

Related Party Transactions

Related party transactions during the third quarter of 2003 totaled $82,778 ($82,474 in the third  quarter of 2002) and included $28,260 in compensations for the President, $21,000 for the Chief Operations Manager and $33,518 in fees, accommodation and vehicle rent allocated to mineral interests in South America.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment evaluations for the assets consist of comparing the estimated asset with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue, which could negatively influence the Company’s other holdings in Venezuela. See also 5 “Operations Review.”

3. Financial Condition and Liquidity

The Company did not  have any revenues during the third quarter of 2003. The Company’s cash position increased from $247,690 as at September 30, 2003 to $4,119,193 at the end of the third quarter. The Company had working capital of $3,381,020 as at the end of the third quarter. (See also item “Subsequent events regarding financing.)

Earning (Loss) and Cash Flow

The Company’s reported loss for the third quarter of 2003, in accordance with Canadian generally accepted accounting principles is $662,578 or  $0.01 per share. This compares with a loss of $977,647 or $0.02 per share for the previous year’s third quarter. The decrease in losses is due mainly to a reduction in amortization charges, stock-based compensation charges and investor relations expenses.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Exploration and Mining Risks

The business of exploring for precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

b) Environmental Risks

The Company ’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

c) Political and Country Risk

The Company operates in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects from unfavourable political events in Venezuela and Costa Rica.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for property insurance and comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see “5.Operational Review”).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any precious metal/stones exploration program are the location of economic ore bodies, mineralization could be different from those predicted by drilling and sampling and the receipt of necessary governmental permits can and is sometimes being withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for the 3rd quarter of 2003 and Outlook for 2003/04

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Court or have been followed up in court proceedings. No changes have occurred during the 3rd quarter of 2003. A full record of pending court cases is attached to the financial statements (See Notes to Financial Statements #5 (d) (ii)). The Company does not expect any judicial decisions in the short term, however, because the Supreme Court of Venezuela is currently extremely busy with other constitutional issues.

The Company’s international arbitration case against the State of Venezuela under the Foreign Investment Protection Agreement (FIPA) signed by Venezuela and Canada is past the “six-month dialogue” stage and can be activated at any time. This step is currently under consideration.

Management is of the opinion that actions taken to extinguish MINCA’s rights and status in respect of the concessions were taken inappropriately and that MINCA will successfully regain its rights and the title to the concessions. The dispute is likely to be protracted and may take several years to resolve.

The Company’s remaining Venezuelan properties are kept in good standing but no exploration is being conducted until the Las Cristinas issue is resolved.

Maple Creek, Guyana

At the Maple Creek project the Company is continuing its bulk sampling to expand on its previously conducted exploration program in this area. Results will be reported once the program is finished.

Marudi Mountain, Guyana

The Company has initiated an environmental review study and held local information meetings. Research on social, economic and environmental issues is continuing. On December 15, 2003, the Company announced a U.S $250,000 drilling program at Marudi Mountain with the intent to increase the resources at this property. This program has been started in late January 2004 with infrastructure work on the road to the property and the relocation of heavy equipment to the site.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it has been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's environmental study "insufficient in scope" was legally flawed and that he has annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development is encouraging and Vannessa will withdraw its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

Discussions with SETENA to finalize the environmental study have been restarted and are ongoing.

Even though the Crucitas Environmental Impact Study submitted by Vannessa has not as yet been approved the Company is confident that differences can be worked out and an agreement on how to proceed with the project can be reached. The Company considers the CRUCITAS project to be a cornerstone of growth for the Company. Industrias Infinito S.A., the Company’s 100% owned subsidiary has invested approximately $45 million in this project.

Corporate

During the quarter, John Morgan was appointed director, replacing Lorne Gordon. Mr. Morgan is a senior mining executive with over 25 years of experience in managing domestic and international mining operations.

During the quarter, the Company announced that it has negotiated a brokered private placement of 2,500,000 Units of the Company at a price of $0.60 per Unit. Each unit consists of one common share and one share purchase warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.66 per share for a period of 24 months. Proceeds from the private placement will be used for exploration and development expenses on the Company's properties in Costa Rica, Guyana and for general working capital.

Subsequent Events

Subsequent to December 31, 2003, the Company:

(a) closed the 2.5 million unit private placement at a price of $0.60 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.66 per share for a period of 24 months.

(b) entered into a lease agreement effective March 1st 2004 for new office premises located in Calgary, Alberta.  The lease is for a period of three years at a cost of $40,620 per annum.

c) received regulatory approval for the extension of the expiry date relating to 780,000 warrants due to expire on February 18, 2004.  The new expiry date of these warrants is February 18, 2005. The exercise price is $1.15.

(d) increased its authorized share capital from 100,000,000 common shares without par value to 250,000,000 common shares without par value effective January 23, 2004.

e) made the following management changes: effective January 13, 2004, John R. Morgan, a Director of the Company, will assume management of the Company as the new President and CEO. Manfred Peschke, who served as President, CEO and CFO since the Company's establishment in late 1994, will assume the position of Chairman of the Board of Directors.